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                              December 20, 2022

       Marc J.S. Wilson
       Chief Financial Officer
       Crinetics Pharmaceuticals, Inc.
       10222 Barnes Canyon Road
       Bldg. #2
       San Diego, California 92121

                                                        Re: Crinetics
Pharmaceuticals, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed March 30,
2022
                                                            File No. 001-38583

       Dear Marc J.S. Wilson:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Management   s Discussion and Analysis of Financial Condition and
Results of Operations
       Critical Accounting Policies and Estimates
       Stock-based compensation expense , page 72

   1. You state that you establish the volatility rate used to determine the fair value of your equity awards based on
the historical volatility of a group of similar companies in the biotechnology industry
that are publicly traded. As the company has been a public
                                                        company since 2018,
please tell us why you believe this methodology is appropriate. In this regard, tell us
what your estimated expected volatility would have been for each year presented if you only
considered the company   s expected and historical volatility rates
                                                        and not the volatility
rates of your peers. Further, explain why you did not use these company only rates in
estimating the fair value of your stock options for those respective periods, and tell us
when you no longer intend to consider the volatility rates of publicly
 Marc J.S. Wilson
FirstName  LastNameMarc Inc.
                           J.S. Wilson
Crinetics Pharmaceuticals,
Comapany20,
December   NameCrinetics
               2022        Pharmaceuticals, Inc.
December
Page 2     20, 2022 Page 2
FirstName LastName
         traded peers in this estimate. We refer you to ASC718-10-55-37, and question 6 in SAB
         Topic 14.D.1. Lastly, please explain why the volatility used to estimate your stock option awards in 2021, 86%, is different from the volatility used for your ESPP volatility estimate, 91%. Direct us to disclosure included in your quarterly report for the period ended September 30, 2022 where the assumptions used to determine the fair value of your
         ESPP awards is discussed.
Equity Method Investment , page 72

2. Please provide us with a detailed analysis supporting your conclusion that Radionetics does not have sufficient equity at risk to finance its activities without additional subordinated financial support and therefore meets the definition of a variable interest entity (VIE). Address the following in your response:

                Explain how you determined that Radionetics would not be able to obtain other non-
              subordinated sources of financing, if necessary.
                Address your considerations of both quantitative and qualitative factors, to the extent considered in determining the sufficiency of equity at risk, using the guidance in ASC
              810-10-25-45 through 810-10-25-47.
                Ensure that your analysis focuses on whether Radionetics was structured, by design, not to have sufficient equity at risk. In this regard, ASC 810-10-15-14 states that the phrase "by design" refers to legal entities that meet the conditions in this paragraph because of the way they are structured.
                ASC 810-10-25-47 states that the design of the legal entity and the apparent intentions of the parties that created the legal entity are important qualitative considerations. Clarify for us whether the formation of Radionetics was essentially the spin-off of your nonpeptide platform into a separate entity funded with $30 million in private financing provided by 5AM Ventures and Frazier Healthcare
              Partners and how this factored into your analysis.
Results of Operations
Research and development expenses, page 75

3. We note the significant increase in your research and development expenses in fiscal 2021 and that you have multiple programs/products in varying stages of development and clinical testing, and note that you expect your research and development expenses to increase. Please confirm that you will revise future filings to provide more details about your research and development expenses for each period presented, including but not limited to by product/program, internal versus external, as well as by the nature of the expenses. For example, in discussing the specific reasons for significant changes in research and development expenses, quantify the change by each product candidate for which significant investments were made during the periods. Refer to
Item 303(b) of
         Regulation S-K. To the extent that you do not track expenses by product candidate, please disclose as such.
 Marc J.S. Wilson
Crinetics Pharmaceuticals, Inc.
December 20, 2022
Page 3
Exhibits

4. Please explain to us your consideration of Item 601(b)(10) of Regulation S-K in determining whether to file as an exhibit the Collaboration and License Agreement with
         Radionetics.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 with any questions.



FirstName LastNameMarc J.S. Wilson                           Sincerely,
Comapany NameCrinetics Pharmaceuticals, Inc.
                                                             Division of
Corporation Finance
December 20, 2022 Page 3                                     Office of Life
Sciences
FirstName LastName